SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 27, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 780TH BOARD OF DIRECTORS' MEETING

On October 31, 2013, at 9:00 a.m., the Chairman of the Board of Directors, Edson de Oliveira Giriboni, pursuant to the caput  of Article 12 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. (...) Subsequently, the floor was passed again to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, the Head of Funding and Investor Relations, Mário Azevedo de Arruda Sampaio, and the National Funding Department Manager, Marcelo de Assis Rampone, for presentation of item 3 on the agenda “Authorization to contract loans from the Brazilian Federal Savings Bank – Caixa Econòmica Federal (CEF) totaling up to R$1,288,947,976.79, to finance the execution of ten (10) water and sewage projects in the municipalities of the Metropolitan Region of São Paulo - RMSP (São Paulo, Itapecerica da Serra, Francisco Morato and Mauá), which are part of the Ministry of the Cities’ Selection Process (Regulatory Instruction no 27/2012)”, (time:15’) which was done based on the Board of Directors’ Proposal of October 24, 2013, on Executive Board Resolution no 0358/2013, of October 23, 2013, on Internal Communication FIN  032/2013, of October 10, 2013 and on the presentation distributed to the Board members and filed with the Meeting’s documents. The matter was discussed and put to the vote in compliance with Article 13, Paragraph XIII of the Company’s Bylaws and the Board unanimously approved the contracting of loans from the Brazilian Federal Savings Bank – CEF, totaling up to R$1,288,947,976.79, to finance ten (10) projects for the execution of water and sewage works, as per the chart and conditions described below:

1. Financing Amount: Up to one billion, two hundred and eighty-eight million, nine hundred and forty-seven thousand, nine hundred and seventy-six reais and seventy-nine centavos (R$1,288,947,976.79).

2. Financial Charges: Interest: 6.00% p.a., Management Fee: 1.40% p.a., Risk Rate: 0.30% p.a., Indexing Unit: TR – Reference Rate.

3. Term: Up to 24 years, with a grace period of up to 4 years and 20 years of amortization.

                               4. Projects selected for financing:

Operation	PLACE	Purpose	Investment (in Brazilian Reais)	Financing (in Brazilian Reais)%
410.509-12	RMSP São Paulo	Tietê Project – São Paulo Central Region - Anhangabaú sewer main and interceptor sewers ITa-1 and ITi-7	480,000,000.00	456.000.000,00	95
410.549-93	RMSP São Paulo	Tietê Project – Várzea do Tietê sewers - São Paulo	393,469,000.00	373.795.550,00	95
410.586-53	RMSP São Paulo	Tietê Project - Pinheiros River Basin sewers	120,285,131.00	114.270.874,45	95
410.616-19	RMSP Francisco Morato	Tietê Project – Eusébio sewage treatment plant and adjacent linear works	45,800,000.00	43.510.000,00	95
410.546-61	RMSP São Paulo	PMA (Metropolitan Water Plan) - Increase in the integrated water supply system reservoir in the Jardim da Conquista, Ipiranga, Jardim São Luiz, Americanópolis and Jardim São Pedro sectors	60,957,280.38	54.861.552,34	90

410.551-46	RMSP São Paulo	PMA – Adaptation of catchment from the Taquacetuba River branch, expansion of the operating capacity of the RJCS water treatment plant and increased delivery capacity of Guarapiranga lines 5. 6 and 7	85,300,000.00	76.770.000,00	90
410.629-67	RMSP São Paulo	PMA – Expansion of delivery to South Region (Increase water capacity and operating safety in the V. América –Lapa and ABV- Jardim América aqueducts	56,000,000.00	50.400.000,00	90
410.608-12	RMSP Itapecerica da Serra	PMA – Implementation. reservoir. delivery and sectorization works in Campestre, Jacira and São Pedro sectors	20,000,000.00	18.000.000,00	90
410.615-05	RMSP Mauá and São Paulo	PMA - Mauá booster and adaptation of Rio Claro system’s aqueduct 2	32,100,000.00	28.890.000,00	90
410.622-98	RMSP São Paulo	PMA – Implementation of primary networks for Brooklin, Consolação, Mooca, Avenida, Penha and Artur Alvim sectors	80,500,000.00	72.450.000,00	90
TOTAL			1,374,411,411.38	1,288,947,976.79	94

5. Guarantee:   Collection Account – maintain monthly tariff collection flow in the Collection Account of at least the monthly average of three (3) times the amount of a Restated Monthly Installment.

Reserve Account – maintain an amount corresponding to a Monthly Installment falling due in the Reserve Account, calculated over the restated outstanding debt balance.

The Board of Directors also resolved that the Chief Financial and Investor Relations Officer carry out all the necessary procedures and measures to conclude negotiations and execute the agreements. (...) These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alberto Goldman, Alexander Bialer, Claudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro and Walter Tesch. This is a free English translation of the excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors. São Paulo, November 5, 2013. Edson de Oliveira Giriboni, Chairman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors. DEPARTMENT OF ECONOMIC DEVELOPMENT, SCIENCE AND TECHNOLOGY – COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO I hereby certify Registration under no. 446.111/13-2, of November 19, 2013. GISELA SIMIEMA CESCHIN, General Secretary.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 780TH BOARD OF DIRECTORS' MEETING

On October 31, 2013, at 9:00 a.m., the Chairman of the Board of Directors, Edson de Oliveira Giriboni, pursuant to the caput  of Article 12 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (...) Subsequently, the Board analyzed item 2 on the agenda, “Authorization to contract loans from the Brazilian Development Bank – BNDES, totaling up to R$415,800,000.00, to finance two water supply projects in the municipalities of São Paulo and Caieiras, which are part of the Ministry of the Cities’ Selection Process (Regulatory Instruction no. 27/2012).” (time:15’) The floor was passed to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, the Head of Funding and Investor Relations, Mário Azevedo de Arruda Sampaio, and the National Funding Department Manager, Marcelo de Assis Rampone, who explained the matter based on the Board of Directors’ Proposal of October 25, 2013, on Executive Board Resolution no. 0359/2013 of October 23, 2013, on Internal Communication FI no 033/2013 of August 20, 2013 and on the presentation distributed to the Board members and filed with the Meeting’s documents. (...) The matter was put to vote, in compliance with Article 13, Paragraph XIII of the Company’s Bylaws, and the Board unanimously approved the contracting of a loan from the Brazilian Development Bank – BNDES to finance two (2) projects for the execution of water supply works, as per the chart and conditions described below:

1. Financing Amount: Up to four hundred fifteen million and eight hundred thousand reais (R$415,800,000.00)

2. Financial Charges and Terms:

•         Interest – 1.66% p.a. plus the TJLP (long-term interest rate), 0.90% of which as basic remuneration and 0.76% as risk rate;

•         Loan reserve – 0.1% p.a.

•         Term:  144 months: grace period of 36 months and 108 months of amortization.

3. Projects selected for financing:

Place	Purpose	Investment In Brazilian Reais	Financing In Brazilian Reais	%
Caieiras	Water-catchment and operating capacity expansion in Guaraú Water Treatment Plant (ETA)	112,000,000	100,800,000	90
São Paulo	Guaraú ETA R3 Reservoir (200,000 m³)	350,000,000	315,000,000	90
TOTAL		462,000,000	415,800,000	90

4.  Guarantee: Fiduciary Assignment of a portion of SABESP's tariff revenue, in the maximum monthly amount of eighteen million reais (R$18,000,000.00), adjusted annually by the Extended National Consumer Price Index, calculated by the IBGE (IPCA/IBGE).

The guarantee is divided into three stages: 1)  as of the contracting date until the end of the grace period (36 months): R$12,000,000.00; 2) as of the end of the grace period until the end of 72 months amortization: R$18,000,000.00; and 3)  as of the 73rd month of the amortization period until final settlement of the financing agreement obligations: R$12,000,000.00.

5.  Covenants

•         Adjusted EBITDA /Adjusted NOR: equal to or more than 38%

•         Adjusted EBITDA /Adjusted Financial Expenses: equal to or more than 2.35

•         Adjusted Net Debt/Adjusted EBITDA: equal to or less than 3.65

Definitions:

Adjusted EBITDA is the sum of: (I) income before social contribution, profit sharing and income taxes; (ii) depreciation and amortization expenses; (iii) financial expenses less financial income; (iv) other operating expenses less other operating revenue; and (v) construction service cost less construction service revenue;

Adjusted ROL is net operating revenue less construction service revenue;

Adjusted Financial Expenses is the sum of interest and financial expenses incurred during the period less expenses from the exchange variation;

Adjusted Net Debt is the sum of the loan, financing and outstanding debenture balance less cash and cash equivalents.

The Board of Directors also resolved that the Chief Financial and Investor Relations Officer take all the necessary provisions and measures for the conclusion of the negotiations and execute the agreements. (...) These minutes, after being approved, were signed by all attending Board members: Edson de Oliveira Giriboni, Alberto Goldman, Alexander Bialer, Claudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro and Walter Tesch. This is a free English translation of the original instrument drawn up in the Book of Minutes of the Board of Directors. São Paulo, November 5, 2013. Edson de Oliveira Giriboni, Chairman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors. DEPARTMENT OF ECONOMIC DEVELOPMENT, SCIENCE AND TECHNOLOGY – COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO.

I hereby certify Registration under no. 446.112/13-6, of November 19, 2013. GISELA SIMIEMA CESCHIN, Secretary General.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 27, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.